Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended August 31,
	2009		2008
Net income	$1,597		$1,959
Income tax expense, net	8		48

Income before income taxes	1,605		2,007

Fixed charges
Interest expense, net	281		308
Interest portion of rent expense(a)	14		13
Capitalized interest	28		40

Total fixed charges	323		361

Fixed charges not affecting earnings
Capitalized interest	(28)		(40)

Earnings before fixed charges	$1,900		$2,328

Ratio of earnings to fixed charges	5.9	x	6.4	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.